Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

    800 Boylston Street, Boston, Massachusetts 02199-8003

Thomas J. May

Chairman, President and Chief Executive Officer

IMPORTANT MERGER INFORMATION

February 4, 2011

Dear Shareholder:

In early January, we mailed proxy materials to you in connection with a Special Meeting of Shareholders being held on March 4, 2011 to allow shareholders to vote on our proposed merger with Northeast Utilities. Records indicate that you have not yet voted.

YOUR VOTE IS VERY IMPORTANT

As we have previously advised our shareholders, the NSTAR Board of Trustees unanimously recommends that NSTAR shareholders vote “FOR” the proposal to approve the merger and to adopt the merger agreement and plan of merger and “FOR” the proposal to adjourn the NSTAR special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval.

Approval of the merger requires the affirmative vote of two-thirds of NSTAR’s outstanding shares. Whether your holdings are large or small, we urge you to vote your shares “FOR” the merger as promptly as possible. A proxy and postage-paid envelope are enclosed for your convenience.

IMPORTANT INFORMATION ABOUT YOUR NSTAR DIVIDEND

One very important element to the merger is your dividend level. As stated in the proxy material, it is important to note that your dividend amount immediately after the merger will be at least equal to your dividend amount prior to the merger. As part of the merger agreement, Northeast Utilities will increase its dividend rate to provide parity with NSTAR’s dividend upon closing the merger. To illustrate, if you own 1,000 shares of NSTAR, your next quarterly dividend will be $425 before the merger. After the merger, you will receive 1,312 shares of Northeast Utilities in exchange for your 1,000 shares of NSTAR, and your quarterly dividend will be at least $425.

If you have any questions, or need assistance in voting, please contact our proxy solicitor, Phoenix Advisory Partners at 1-800-576-4314. Institutional shareholders should contact MacKenzie Partners at 1-800-322-2885. In addition, shareholders can contact NSTAR’s Investor Relations Department at 1-781-441-8338 with questions about the merger.

If you have recently voted, please disregard this reminder and thank you for your attention to this important matter.

On behalf of your Board of Trustees,

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”